Suite 1919, 630 Fifth Avenue, (45 Rockefeller Plaza),

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-737) 215-8491

Attn: Securities and Exchange Commission

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

April 24, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

RE:	INTERCONT (CAYMAN) LIMITED
DRAFT REGISTRATION STATEMENT ON FORM F-1

Ladies and Gentlemen:

On behalf of our client, Intercont (Cayman) Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) and certain exhibits relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Draft Registration Statement its unaudited consolidated financial statements as of December 31, 2023 and for the six months ended December 31, 2023 and 2022, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated listing.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (917) 661 8175 or email me at loul@junhe.com.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
jun he law offices llc